Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215272

COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 4 DATED FEBRUARY 20, 2020
TO THE PROSPECTUS DATED OCTOBER 15, 2019
This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 15, 2019, supplement no. 1 dated October 15, 2019, supplement no. 2 dated November 1, 2019, and supplement no. 3 dated November 18, 2019. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Communities O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose updates to our plan of distribution.
Plan of Distribution
The following discussion regarding “Compensation of Dealer Manager and Soliciting Dealers” that appears in the “Plan of Distribution” of the prospectus supersedes and replaces the corresponding discussion in the prospectus.
Compensation of Dealer Manager and Soliciting Dealers
Upfront Selling Commissions and Dealer Manager Fees
Our advisor pays the dealer manager selling commissions of up to 6% and up to 3% of the gross primary offering proceeds from the sale of our Class A and Class T common stock, respectively. The dealer manager may authorize certain other broker-dealers who are members of FINRA, who we refer to as soliciting dealers, to sell our shares. In the event of the sale of shares by soliciting dealers, the dealer manager re-allows all of its selling commissions to the soliciting dealers.
For both classes of shares, our advisor also pays the dealer manager a dealer manager fee up to 3% of the gross primary offering proceeds as compensation for acting as the dealer manager and for expenses incurred in connection with marketing our shares and wholesaler compensation. Of this dealer manager fee, Orchard Securities, LLC pays up to 1.35% of the gross proceeds from the primary offering to certain wholesalers that may be employees of Cottonwood Residential II, Inc. or Cottonwood Residential O.P., LP. In addition, from this dealer manager fee, Orchard Securities, LLC re-allows 1.00% of the gross proceeds from the primary offering to soliciting dealers as a non-accountable marketing and due diligence allowance, and in select cases up to 1.25% of the gross proceeds from the primary offering will be reallowed. In circumstances where 1.00% of offering proceeds are reallowed, the dealer manager fee will be 2.75%. The maximum amount of reimbursements would be based on factors such as the number of shares sold by soliciting dealers, the assistance of such soliciting dealers in marketing the offering, and due diligence expenses incurred.

Deferred Selling Commissions
Subject to FINRA limitations on underwriting compensation and certain other limitations described below, our advisor pays the dealer manager a deferred selling commission with respect to our outstanding Class T shares sold in the primary offering equal to 1.0% per annum of the estimated value per share for the Class T share for three years from the date on which such share is issued.
The deferred selling commission will accrue daily based on the number of Class T shares outstanding on each day that were sold in the primary offering within the previous three years of such date and be paid monthly in arrears. The dealer manager will reallow all of the deferred selling commissions to soliciting dealers and servicing broker-dealers as described below. Class T shares purchased pursuant to our distribution reinvestment plan or received as a stock dividend are not subject to a deferred selling commission. Because our advisor has agreed to pay the deferred selling commissions and other underwriting compensation on our behalf without reimbursement by us, the deferred selling commission will have no impact on us or on holders of our Class T shares.
Eligibility to receive the deferred selling commission with respect to any Class T share is conditioned on a broker-dealer acting as the broker-dealer of record or acting as a servicing broker-dealer with respect to such share. If the applicable broker-dealer is not eligible to receive the deferred selling commission, the dealer manager will rebate to our advisor the deferred selling commission that such broker-dealer would have otherwise been eligible to receive. The deferred selling commissions are ongoing fees that are not paid at the time of purchase.

Payment of the deferred selling commissions with respect to individual Class T shares will cease when they are no longer outstanding, including as a result of conversion to Class A shares and redemption or repurchase. Each Class T share held in a shareholder’s account shall automatically and without any action on the part of the holder thereof convert into a Class A share, on the earliest to occur of the following: (i) a listing of the Class A shares on a national securities exchange; (ii) a merger or consolidation of our company with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the last calendar day of the month in which we and our dealer manager, in conjunction with our transfer agent, determine that the deferred selling commission paid with respect to the Class T shares held by such shareholder within such account equals or exceeds three percent of the aggregate gross purchase price of the Class T shares held by such shareholder within such account and purchased in a primary offering. In addition, after termination of a primary offering registered under the Securities Act, payment of the deferred selling commission will cease with respect to each Class T share sold in that primary offering, on the date when we, with the assistance of our dealer manager, determine that all underwriting compensation paid or incurred with respect to the primary offering covered by that registration statement from all sources, determined pursuant to the rules and guidance of FINRA, would be in excess of 10% of the aggregate purchase price of all shares sold for our account through that primary offering. Further, each Class T share sold in that primary offering, each Class T share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan shall automatically and without any action on the part of the holder thereof convert into a Class A share at the last calendar day of the month in which such determination is made. We cannot predict if or when certain of the foregoing events will occur. If we redeem a portion, but not all of the Class T shares held in a shareholder’s account, the underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were redeemed and those Class T shares that were retained in the account. Likewise, if a portion of the Class T shares in a shareholder’s account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were transferred and the Class T shares that were retained in the account.
With respect to the conversion of Class T shares into Class A shares, each Class T share will convert without any action on the part of the holder thereof into a number of Class A shares equal to such Class T share multiplied by a fraction, the numerator of which is the most recent NAV per Class T share and the denominator of which is the most recent NAV per Class A share. Shareholders will receive notice that their Class T shares have been converted into Class A shares in accordance with industry practice at that time, which we expect to be either a transaction confirmation from the transfer agent, notification from the transfer agent or notification through the next account statement following the conversion. We currently expect that the conversion of each Class T share will be on a one-for-on basis, as we expect the NAV per share of each Class A share and Class T share will be the same as there are currently no class-specific expenses associated with the different share classes.

Other Compensation

Subject to FINRA limitations on underwriting compensation, our advisor may also pay directly, or reimburse the Dealer Manager if they pay on our behalf, certain additional underwriting compensation expenses, including attendance and sponsorship fees payable to soliciting dealers hosting retail seminars, marketing support fees, cost reimbursements for registered representatives of soliciting dealers to attend educational conferences sponsored by us or the Dealer Manager, and reimbursements for customary travel, lodging, meals and reasonable entertainment expenses and other actual costs of registered persons associated with the Dealer Manager incurred in the performance of wholesaling activities. We will not reimburse our advisor for any of these expenses.

General

Neither we nor our advisor will pay referral or similar fees to any accountants, attorneys, or other persons in connection with the distribution of the shares. We are not responsible for paying any selling commissions or dealer manager fees. The maximum amount of non-transaction based items of compensation to be paid in connection with this offering, including, but not limited to the non-transaction based compensation allocated to dual-employees, will not exceed 1% of the gross primary offering proceeds. No dealer manager fees or selling commissions are payable for shares sold pursuant to our distribution reinvestment plan.

Purchase Price Discounts
We sell Class A shares at a discount to the primary offering price of $10.00 per share through the following distribution channels in the event that the investor:

•pays a broker a single fee, e.g., a percentage of assets under management, for investment advisory and broker services, which is frequently referred to as a “wrap fee”;
•has engaged the services of a registered investment advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a registered investment advisor that is also registered as a broker-dealer who does not have a fixed or “wrap fee” feature or other asset fee arrangement with the investor); or
•is investing through a bank acting as trustee or fiduciary.
If an investor purchases Class A shares through one of these channels in our primary offering, we will sell the Class A shares at a 6.0% discount, or at $9.40 per share, reflecting that selling commissions are not paid in connection with such purchases. To ensure that we receive proceeds equivalent to those received for sales of Class A shares outside these channels our advisor has agreed to waive its asset management each month in an amount equivalent to the 6.0% discount provided to such purchasers in that month. Because of the commission structure for Class T shares, we do not expect sales of our Class T shares to be made through the above distribution channels and therefore these purchase price discounts are not available for Class T share purchases.
If an investor purchases Class A shares in our primary offering net of commissions through a registered investment advisor that is affiliated with a soliciting dealer in a transaction in which the registered investment advisor is compensated on a fee-for-service basis by the investor, the dealer manager may reallow to the affiliated soliciting dealer up to 1% of the gross offering proceeds attributable to that transaction as a marketing fee, or up to 1.25% in select cases as described above. The marketing fee paid to soliciting dealers would be paid by the dealer manager out of its dealer manager fee. If an investor purchases shares in the offering through a registered investment advisor (or bank acting as a trustee or fiduciary) not affiliated with a soliciting dealer, the registered investment adviser may not receive any portion of the dealer manager fee. Neither the dealer manager nor its affiliates compensates any person engaged (or bank acting as a trustee or fiduciary) as an investment advisor by a potential investor as an inducement for such investment advisor to advise favorably for an investment in us.
Total Underwriting Compensation
The table and discussion below sets forth the nature and estimated amount of all items viewed as “underwriting compensation” by FINRA, assuming we sell all $675,000,000 of common stock offered in this primary offering, The maximum selling commissions assumes that 85% and 15% of the gross proceeds raised in the primary offering is from the sale of Class A and Class T shares of common stock, respectively. As we are registering any combination of the two classes, this allocation is management’s best estimate based on the recommendation of our dealer manager and its perceived demand in the market for each respective class of shares.

Total Compensation(1)
Upfront Selling commissions (maximum)	$37,462,500
Dealer manager fee (maximum)	$20,250,000
Deferred selling commission (maximum)	$3,037,500
Additional underwriting expenses(2)	$3,000,000
Total	$63,750,000

(1) We are not responsible for paying any upfront or deferred selling commissions, dealer manager fees or additional underwriting expenses to the dealer manager or soliciting dealers. Our advisor, CC Advisors III, LLC, is responsible for paying the dealer manager fees, upfront and deferred selling commissions, and additional underwriting expenses on our behalf without reimbursement from us.

(2) Includes additional underwriting expenses that may be paid by our advisor without reimbursement from us, as described above under “Other Compensation.”

Under the rules of FINRA, total underwriting compensation in this offering, including selling commissions, the dealer manager fee and any additional expense reimbursements to our dealer manager and soliciting dealers (excluding bona fide invoiced due diligence expenses), may not exceed 10% of our gross offering proceeds from our primary offering. In addition to the limits on underwriting compensation, FINRA and many states also limit our total organization and offering expenses to 15% of gross offering proceeds.

To the extent permitted by law and our charter, we indemnify the soliciting dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. See “Management - Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents.”